SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM finalizes order for 32 A320 Family aircraft, including 22 A320neo

We ordered last February aircraft that consume 15% less fuel and less CO2 emission

São Paulo, October 20, 2011– (BM&FBOVESPA: TAMM4/NYSE: TAM) - We have finalized a purchase agreement for 32 eco-efficient Airbus A320 aircraft, comprising of 22 A320neo and 10 A320 Family aircraft, to be delivered between 2016 and 2018. The order, which follows a Memorandum of Understanding signed last February, makes us the launch customer for the A320neo in Latin America. Engine selection will be announced by the airline at a later date.

This purchase doesn’t imply in a new fleet revision. As announced in August 2011, we will finish this year with 156 aircraft and will reach 179 aircraft in 2015.

“The use o fuel efficient aircraft is key to our fuel conservation program and to our contribution to the industry CO2 emissions reduction. We work to constantly enhance our operational efficiency and the use of the new A320 will allow us to keep a young fleet, reducing costs and further improving our environmental performance, said José Zaidan Maluf, Contracts and Supply Vice President of TAM Airlines.

“We are very proud that our long-time customer and one of the largest A320 Family operators will be among the first customers to benefit from the A320neo’s increased capabilities, including a 15 percent reduction in fuel burn and emissions”, said John Leahy, Chief Operating Officer, Customers. “With more than 1,200 commitments in less than a year, the A320neo has proven to be a phenomenon for the short -to medium-haul segment that is not only good for business, but also for the environment.”

To date, we have ordered over 200 Airbus aircraft, including 27 A350-900, and operate nearly 150 Airbus aircraft to 43 destinations within Brazil and 18 destinations throughout Europe, the United States and South America. We are among the largest A320 Family operators, with 125 in total, including 30 A319s, 86 A320s and nine A321s.

Over to 7,900 A320 Family aircraft have been ordered and more than 4,800 delivered to more some 340 customers and operators worldwide reaffirming its position as the world’s best-selling single-aisle aircraft family. The A320neo has over 95 percent airframe commonality making it an easy fit into existing fleets while offering up to 500 nautical miles (950 kilometres) more range or two tonnes more payload at a given range.

The A320neo is a new engine option for the A320 Family entering into service from 2015 and incorporates latest generation engines and large "Sharklet" wing tip devices, which together will deliver 15 percent in fuel savings. This reduction in fuel burn is equivalent to 1.4 million litres of fuel – the consumption of 1,000 mid size cars.  This saves 3,600 tonnes of C02 per aircraft per year, the amount of C02 absorbed by 240,000 mature trees. The A320neo NOx emissions are 50% below CAEP/6 and this aircraft also has considerably a smaller noise footprint.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas
and Director of Investor Relations for TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: ( www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.2% in September; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 87.9% of market share in this segment. With the biggest fleet of passenger aircraft in Brazil (151 operational aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 16 million tickets via point redemption and is part of the Multiplus network, currently with 8.6 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

Disclaimer about future information:

This statement may include forecasts on future events. Such forecasts reflect only expectations from the Company management and involve risks and uncertainties, whether expected or not. The Company is not responsible for operations or investment decisions made based on information included herein. Such forecasts are subject to change without prior warning.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.